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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20459

                                  FORM 12b-25

                                                     Commission File No. 0-3680

                          NOTIFICATION OF LATE FILING

      (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q

For Quarter Ended March 31, 1998

                                     Part I

                             REGISTRANT INFORMATION

Full name of registrant    Industrial Acoustics Company, Inc.

Address of principal
executive office           1160 Commerce Avenue, Bronx, New York 10462


                                    PART II
                            RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.

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                                    PART III

                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

         Control of the Company changed on March 19, 1998. New senior management and the new directors of the Company require additional time to review in detail the financial information to be presented for the first quarter of 1998 in the Form 10-Q, to confirm the results of operations and to determine the appropriate accounting treatment of recently implemented staff redundancy. This process will be completed in time to file the Form 10-Q within the prescribed fifth calendar day following the due date for this report.

                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

              Robert N. Bertrand                 (718)         931-8000
                   (Name)                     (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [X] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates that results for the first quarter of 1998 will show a loss greater than the corresponding period for the first quarter of 1997. The principal reason for such a result is the fact that, as a part of the change of control of the Company occurring on March 19, 1998, reductions in management staffing were implemented prior to the end of the quarter. The cost of the corresponding obligations owing to such individuals amounted to approximately $700,000, all of which is expected to be reported in the first quarter of 1998. As a consequence, a negative impact will be evidenced in the results of operations for such period.

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                       Industrial Acoustics Company, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  May 15, 1998             By /s/ Robert N. Bertrand, Senior Vice President
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